UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

CNX RESOURCES CORP
(Name of Issuer)
Common
(Title of Class of Securities)
12653C108
(CUSIP Number)
September 30, 2024
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12653C108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Neuberger Berman Group LLC 61-1591182
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) Membership in Group is Disclaimed
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 7931863
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 8683119
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8683119
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ x ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 5.74
(12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 12653C108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Neuberger Berman Investment Advisers LLC 02-0654486
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) Membership in Group is Disclaimed
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 665509
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 8391207
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8391207
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 5.55
(12)	Type of Reporting Person (See Instructions) IA

Item 1.
(a) Name of Issuer
CNX RESOURCES CORP
(b) Address of Issuer's Principal Executive Offices
1000 Horizon Vue Drive
Canonsburg, Pennsylvania, 15317

Item 2.
(a) Name of Person Filing
Neuberger Berman Group LLC
Neuberger Berman Investment Advisers LLC
(b) Address of Principal Business Office or, if none, Residence
1290 Avenue of the Americas
New York, NY 10104
(c) Citizenship
Delaware
(d) Title of Class of Securities
Common
(e) CUSIP Number
12653C108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)
[   ]
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)
[   ]
An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)
[   ]
A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)
[   ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
[   ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
[ x ]
Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.
(a) Amount beneficially owned:
8683119

Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, and Neuberger Berman
Investment Advisers LLC and certain affiliated persons may be deemed to beneficially own the securities covered by this report in their various fiduciary capacities by virtue of the provisions of Exchange Act Rule 13d-3. Neuberger Berman Group LLC, through its subsidiaries Neuberger Berman Investment Advisers Holdings LLC and Neuberger Trust
Holdings LLC controls Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and
Neuberger Berman Investment Advisers LLC and certain affiliated persons.
This report is not an admission that any of these entities are the beneficial owner of the securities covered by this report and each of Neuberger Berman Group LLC, Neuberger
Berman Investment Advisers Holdings LLC, Neuberger Trust Holdings LLC, Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC,
Neuberger Berman Trust Co of Delaware N.A. and Neuberger Berman Investment Advisers LLC and certain affiliated persons disclaim beneficial ownership of the securities covered by this statement pursuant to Exchange Act Rule 13d-4.
The information in this filing reports securities of the issuer that may be deemed to be beneficially owned by Neuberger Berman Group LLC, Neuberger Berman Investment
Advisers Holdings LLC, Neuberger Trust Holdings LLC, Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust
Co of Delaware N.A. and Neuberger Berman Investment Advisers LLC ("NBG Filers"). The securities of the issuer, if any, that may be deemed to be beneficially owned by NB
Alternatives Advisers LLC and other subsidiaries of Neuberger Berman Group LLC that are separated from the NBG Filers by an information barrier in accordance with SEC
Release No. 34-39538 (January 12, 1998) are not reflected in this filing.
(b) Percent of class:
5.74
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
0
(ii) Shared power to vote or to direct the vote
7931863
(iii) Sole power to dispose or to direct the disposition of
0
(iv) Shared power to dispose or to direct the disposition of
8683119

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8. Identification and Classification of Members of the Group.
N/A

Item 9. Notice of Dissolution of Group.
N/A

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   October 4, 2024
Neuberger Berman Group LLC
By:	/s/ Brad Cetron

Name: Brad Cetron
Title: Managing Director
Date:   October 4, 2024
Neuberger Berman Investment Advisers LLC
By:	/s/ Brad Cetron

Name: Brad Cetron
Title: Managing Director